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AM 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-13625

ANNUAL AUDITED REPORT
[redacted] **FORM X-17 A-5**
PART III

02019931

RECEIVED
MAR 04 2002
340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Henderson Brothers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York	**New York**	**10271**
(City)	(State)	(Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Patterson **(212) 482-3730**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

HENDERSON BROTHERS, INCORPORATED ESTABLISHED 1861 One Exchange Plaza, New York, New York 10006 Phone: (212) 809-1000

January 17, 2002

STATE OF NEW YORK)
) SS:
COUNTY OF NEW YORK)

OATH OR AFFIRMATION

I, L. Thomas Patterson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Henderson Brothers, Inc. and Subsidiary as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

L. Thomas Patterson
Chief Executive Officer

Subscribed and sworn to before me
this 17th day of January 2002.

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2006

HENDERSON BROTHERS, INCORPORATED ESTABLISHED 1861 One Exchange Plaza, New York, New York 10006 Phone: (212) 809-1000

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Consolidated Statement of Financial Condition
- ❑ (c) Consolidated Statement of Operations
- ❑ (d) Consolidated Statement of Changes in Stockholder's Equity
- ❑ (e) Consolidated Statement of Cash Flows
- ❑ (f) Consolidated Statement of Changes in Subordinated Liabilities
- ❑ (g) Computation of Net Capital
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ❑ (l) An Oath or Affirmation
- ■ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ❑ (n) Exemptive Provision under Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Henderson Brothers, Inc. and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Henderson Brothers, Inc. (a Delaware corporation) and subsidiary as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Henderson Brothers, Inc. and subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

New York, New York
January 17, 2002

HENDERSON BROTHERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 5,071,694
Cash segregated in compliance with federal regulations	5,027,022
Securities owned, at market value	3,042,191
Receivables from brokers, dealers and clearing organizations	2,221,878
Exchange memberships-	
Owned, at cost (market value of $2,200,000)	2,000,000
Contributed for use, at market value	4,400,000
Deferred tax asset	726,942
Other assets	3,075,887
Total assets	$ 25,565,614

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables-	
Brokers, dealers and clearing organizations	$ 1,708,645
Parent and affiliate	4,302,644
Deferred tax liability	726,942
Other liabilities and accrued expenses	383,037
	7,121,268
SUBORDINATED LIABILITIES:	
Exchange memberships, at market value	4,400,000
Other subordinated indebtedness	9,000,000
	13,400,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	15,358,018
Accumulated deficit	(10,313,772)
Total stockholder's equity	5,044,346
Total liabilities and stockholder's equity	$ 25,565,614

The accompanying notes are an integral part of this statement.

HENDERSON BROTHERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying consolidated statement of financial condition includes the accounts of Henderson Brothers, Inc. ("HBI") and its wholly owned subsidiary, Henderson Brothers Futures Corporation ("HBFC"), an inactive company (collectively, the "Company"). The Company is a wholly owned subsidiary of LaBranche & Co Inc. (the "Parent"). All material intercompany balances have been eliminated.

HBI is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE"). Its primary business is to provide clearance services to other members of the NYSE. As such HBI receives, delivers and holds funds and securities for its customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

The Company records customers' securities transactions on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying consolidated statement of financial condition. Securities borrowed are recorded at the amount of cash collateral advanced to the lender. These transactions require HBI to deposit cash with the lender. HBI monitors the market value of securities borrowed on a daily basis with additional collateral provided or excess collateral refunded, as necessary.

Resale Agreements

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As of December 31, 2001, the Company had no resale agreements outstanding.

Exchange Memberships

The exchange membership owned by the Company is carried at cost. Two members of the Company have contributed the use of their memberships on the NYSE to the Company. These memberships are subordinated to the claims of general creditors and are carried at market value with the corresponding amount recorded in subordinated liabilities. Lease payments are paid by the Company to its members for the use of the exchange memberships at a rate that is commensurate with the rent paid to nonaffiliated parties.

HENDERSON BROTHERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Income Taxes

The Company utilizes the liability method to measure deferred tax assets and liabilities. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

4. SECURITIES OWNED, AT MARKET VALUE

Securities owned, at market value consists of U.S. Treasury bills at market values.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following at December 31, 2001:

Receivables from brokers, dealers and clearing organizations:	
Receivable and deposits with clearing organizations	$ 1,265,548
Securities borrowed	593,000
Commissions receivable	226,900
Securities failed to deliver	136,430
	$ 2,221,878
Payable to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 1,670,401
Commissions payable	32,813
Pending trades, net	5,431
	$ 1,708,645

As of December 31, 2001, the Company had accepted securities with a market value of $573,637 related to its securities borrowed transactions.

If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will disclose these securities as "securities pledged to counterparties" on the statement of financial condition. As of December 31, 2001, there were no proprietary securities pledged related to the Company's securities loaned transactions included in securities pledged to counterparties.

6. SUBORDINATED LIABILITIES

At December 31, 2001, subordinated liabilities of $13,400,000 include $4,400,000, consisting of two NYSE memberships contributed for the use of the Company and $9,000,000 of subordinated indebtedness with the Parent, payable on August 25, 2002. Subordinated liabilities of $9,000,000 have been approved by the NYSE for inclusion in net capital, as defined, and can be repaid only if, after giving effect to such repayment, the Company meets the capital regulations governing withdrawal of subordinated liabilities. Interest is payable annually at the prime rate.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2001, the Company's regulatory net capital of $8,160,129 exceeded the minimum requirement by $7,910,129.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the Company had no reserve requirement.

8. INCOME TAXES

The Company will be included in the federal consolidated and combined state and local tax returns filed by the Parent. The Company determines their income taxes on a separate company basis. The deferred tax asset of $726,942 at December 31, 2001 related to the net operating losses ("NOL") from separate company operations, have been recognized to the extent of pre-acquisition deferred tax liabilities at December 31, 2001. Remaining deferred tax assets of approximately $4,712,000 related to NOL carryforwards and restricted stock compensation have been fully offset with a corresponding valuation reserve.

9. RELATED PARTY TRANSACTIONS

As of December 31, 2001, other assets include approximately $2,513,000 of notes receivable from employees of the Company. These notes were issued as advances for future compensation and are being amortized over the life of the related employment contracts. To the extent the employee voluntarily terminates employment, such unamortized advances are payable to the Company.

As of December 31, 2001, other subordinated indebtedness of $9,000,000 consists of subordinated indebtedness with the Parent, and the payable to Parent and affiliate of $4,302,644 consists primarily of the related interest payable as well as intercompany payables related to deferred compensation arrangements.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into various securities transactions as agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk and concentration of credit risk.

In the normal course of business, the Company's clearance activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell securities at a loss. For margin transactions, the Company may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. The Company may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. REORGANIZATION

Effective as of the close of business on December 31, 2001, the Company and Internet Trading Technologies, Inc., another former subsidiary of the Parent, merged with and into ROBB, PECK, McCOOEY Clearing Corporation, another subsidiary of the Parent, which then changed its name to LaBranche Financial Services, Inc. ("LFSI"). LFSI continues to be a registered broker-dealer and NYSE member firm.

ANDERSEN

To Henderson Brothers, Inc.:

In planning and performing our audit of the consolidated financial statements of Henderson Brothers, Inc. and subsidiary (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their

assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
January 17, 2002